

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 30, 2008

Mr. Charles Main
Chief Financial Officer
Yamana Gold Inc.
150 York Street, Suite 1102
Toronto, Ontario M5H 3S5

> **Re:** **Yamana Gold Inc.**
> **Form 40-F for Fiscal Year Ended December 31, 2007**
> **Filed April 1, 2008**
> **File No. 001-31880**

Dear Mr. Main:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 40-F for the Fiscal Year Ended December 31, 2007

General

1. We note your references to your website "Yamanagold.com." It does not appear that the website is active. In future filings, please correct the references to your website or tell us why you believe that you can retain the references.

Code of Ethics, page 7

2.   Please specify that shareholders can request for copies of your Code of Ethics at
        no charge.

Exhibit 99.1

General

3.   We note your disclosure in Exhibit 99.1 at page 87 regarding Mr. Dino Titaro and
        his relationship to Compressario Corp. In future filings, please discuss in further
        detail the reasons why Compressario ceased trading.

4.   In future filings, please ensure that your risk factor disclosure is tailored to your
        circumstances, discussing in more specific terms the risks to which you are
        subject. For instance, we note your discussion regarding risks relating to currency
        fluctuation in Exhibit 99.1 at page 16 and your discussion in Exhibit 99.2 at page
        50 regarding having incurred an exchange loss of $40.4 million. Your currency
        fluctuation discussion in Exhibit 99.1 could be revised to discuss the exchange
        loss.

Exhibit 99.2

Management's Discussion and Analysis of Operations and Financial Condition, page 2

Note 4. Business Acquisitions, page 7

5.   We note from your disclosure you recorded depletion and amortization of $11.3
        million for the quarter "on the excess purchase price" related to your acquisition
        of Meridian Gold Inc. Please tell us and expand your disclosure to define "excess
        purchase price" and cite the authoritative accounting literature under both
        Canadian and US GAAP you relied upon to record $11.3 million for depletion
        and amortization. Please also address this comment with respect to the $5.2
        million in additional amortization you recorded for the excess purchase price on
        the indirect 12.5% interest you acquired from Northern Orion related to the
        Alumbrera Mine.

Exhibit 99.3

Note 12. Equity Investment in Minera Alumbrera Ltd., page 36

6.   We note you acquired an indirect 12.5% interest in the Alumbrera Mine during
        2007 through your acquisition of Northern Orion and your disclosure under this
        heading that you account for this investment under the equity method of

accounting. Please tell us and expand your disclosure as necessary to explain why you believe the equity method of accounting is appropriate for your investment in this entity under both Canadian and US GAAP. Refer to CICA 3050.05 and paragraph 17 of APB 18.

Note 13. Long-Term Investments, page 36

(i)   Third-party sponsored Asset-backed commercial paper ("ABCP"), page 37

7.   We note from your disclosure under this heading the Canadian ABCP market experienced liquidity problems in August 2007 and the ABCP in which you have invested has not traded in an active market since mid-August 2007 and there are currently no market quotations available. We further note you have "estimated the fair value of [your] investments in ABCP considering the best available public information regarding market conditions and other factors that a market participant would consider for such investments." Please expand your disclosure, where applicable, to identify the following in your future filings:

- Key terms of the ABCP investments;
- Nature of the collateral associated with the ABCP investments, if any;
- Severity and duration of the impairment recorded;
- Key assumptions used in your probability-weighted discounted cash flow approach at December 31, 2007.

(ii) Auction-Rate Securities ("ARS"), page 38

8.   We further note you acquired ARS in your acquisition of Meridian and that you recorded an impairment of $14.6 million on the ARS with an original par value of $30.1 million. Please expand your disclosure, where applicable, to identify the following in your future filings:

- Key terms of your investments in ARS;
- Nature of collateral, if any;
- Severity and duration of the impairment recorded;
- Whether the underlying cash flows on the securities are being received;
- Key assumptions used in your valuation models;
- Number and dollar value of failed auctions;
- Whether any ARS sold during the period and whether losses were realized upon the sale;
- How and when principal on ARS will be available – i.e. successful auctions occur, buyer found outside auction process, maturity, redemption by issuer.

Mr. Charles Main
Yamana Gold Inc.
June 30, 2008
Page 4

<u>Note 18. Long-Term Liabilities, page 41</u>

9.   We note that you identify a long-term liability relating to a "Silicosis liability."
        In future filings, please discuss in some detail the nature of the liability.

<u>Note 34. Summary of Principal Differences Between Canadian GAAP and United States
Generally Accepted Accounting Principles ("US GAAP"), page 64</u>

<u>(iii)</u> <u>Stock-based compensation, page 68</u>

10.   We note you present a separate line item on the face of your Consolidated
        Statements of Operations for Stock-based compensation. Please expand your
        disclosure under this heading, as contemplated by Item 17(c)(2) of Form 20-F, to
        explain that the expense related to share-based payment arrangements are
        reported in the same line item or lines as cash compensation paid to the same
        employees. Refer to SAB Topic 14:F for further guidance.

<u>(viii) Joint Venture, page 71</u>

11.   We note your disclosure that the "United States regulations do not require, for the
        purposes of this reconciliation, adjustment to equity account for the joint
        ventures." Please confirm and disclose, if true, that you have met the
        requirements for the accommodation identified by Item 17(c)(vii) of Form 20-F,
        or otherwise advise. In this regard, please state whether or not the referenced
        joint ventures are i) operating entities, and ii) the significant financial operating
        policies of each joint venture are, by contractual arrangement, jointly controlled
        by all parties having an equity interest in the entity.

<u>Exhibit 99.4</u>

12.   We note that you have filed the certifications required by General Instruction B.6
        to Form 40-F as one exhibit. In future filings, please refile the certifications for
        each officer as separate exhibits.

<u>Closing Comments</u>

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer O'Brien at (202) 551-3721, or Jill S. Davis, Branch Chief, at (202) 551-3683 if you have questions regarding comments on the financial statements and related matters. Please contact Carmen Moncada-Terry at (202) 551-3687, or me at (202) 551-3740 with any other questions.

Sincerely,

H. Roger Schwall
Assistant Director